

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

April 16, 2010

By Facsimile and U.S. Mail

Mr. James Addison
Chief Financial Officer
SCANA Corporation
100 SCANA Parkway
Cayce, SC 29033

> **Re:** **SCANA Corporation**
> **Form 10-K for the year ended December 31, 2009**
> **Filed March 1, 2010**
> **File No. 1-8809**
>
> **South Carolina Electric & Gas Company**
> **Form 10-K for the year ended December 31, 2009**
> **Filed March 1, 2010**
> **File No. 1-3375**

Dear Mr. Addison:

   We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2009

General

1.   Our review encompassed the parent company, and the subsidiary registrant listed on the
        facing page of your Form 10-K. In the interests of reducing the number of comments, we
        have not addressed each registrant with a separate comment.   To the extent a comment is
        applicable to more than one registrant, please address the issue separately.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 28

Pension Cost (Income), page 32

2.   Explain to us and revise your disclosure to indicate how you have historically recovered
        pension and other postretirement costs for your rate-regulated subsidiaries. In this
        regard, please also explain to us how you concluded the probability of recovery threshold
        has been met pursuant to FASB ASC 980 with respect to the regulatory asset recorded for
        your deferred employee benefit costs.

Resolution of EIZ Tax Credit Uncertainty, page 35

3.   Please explain to us why the interest income portion of the refund associated with the
        settlement of the EIZ state income tax credit issue was taken immediately to income as
        opposed to being deferred as a regulatory liability.

Consolidated Balance Sheets, page 50

4.   Refer to page 58 where you state that the Company considers amounts categorized by
        FERC as "acquisition adjustments" to be goodwill. We assume the acquisition
        adjustments are not recoverable. In this regard, it does not appear these acquisition
        adjustments have been amortized. If our assumption is correct, then please revise your
        balance sheet to reclassify these amounts as goodwill, or advise. Please refer to FASB
        ASC 980-350-35-2. Please also refer to Item 13b of Rule 5-02 of Regulation S-X and the
        accounting guidance issued by the FERC with regard to this issue.

5.   Please tell us and expand your footnote disclosure to indicate how you evaluate
        acquisition adjustments for impairment.

1. Summary of Significant Accounting Policies, page 55

General

6.   Please consider providing an accounting policy with regard to your income statement
        classification and presentation of revenues and expenses. Please tell us what
        consideration was given to utilizing a cost of service format for SCE&G. In this regard,
        we note you do not classify income taxes as an operating expense on your consolidated
        statements of income for your rate regulated utility subsidiary SCE&G, although it
        appears income taxes are being recovered in rates.

B. Basis of Accounting, page 55

7.   Please revise your disclosure to clarify which regulatory assets are included in your rate
        base. Further, please disclose the recovery period for those assets not earning a return.
        See FASB ASC 980-340-50-1.

8.   Please disclose a description of the regulatory treatment of your OPEB costs and the
        period over which any deferred amounts are expected to be recovered in rates. Refer to
        FASB ASC 980-715-50-1.

3. Employee Benefit Plans and Equity Compensation Plan, page 62

Stock Based Compensation, page 67

9.   Tell us if any of your unvested share-based payment awards have non-forfeitable rights to
        dividends or dividend equivalents (whether paid or unpaid) when dividends are paid to
        common stockholders, irrespective of whether the award ultimately vests. Please be
        advised that such share-based awards are participating securities and should be included
        in the computation of basic EPS using the two-class method. Reference is made to FASB
        ASC 260-10-45-61A.

6. Common Equity, page 69

10.   Tell us and disclose the circumstances in which SCE&G's bond indenture could limit the
        payment of cash dividends on SCE&G's common stock.

Derivative Financial Instruments, page 72

11.   Please expand to disclose, identify and quantify the hybrid securities referred to on page 17 that SCANA would be required to redeem if the ratings declined below investment grade.

<u>11. Commitments and Contingencies, page 75</u>
<u>B. Environmental, page 76</u>

12.   Please confirm for us environmental liabilities are evaluated independently from potential claims for recovery. In this regard, it is not appropriate to present the environmental liabilities net of potential recovery.

<u>South Carolina Electric and Gas, page 99</u>
<u>Consolidated Balance Sheets, page 99</u>

13.   Refer to the presentation of assets held in trust, net – nuclear decommissioning. Please explain what is netted against the assets of the trust. We note the disclosure beginning on page 106.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please submit your cover letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339, or Donna Di Silvio, Staff Accountant, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

Andrew Mew
Accounting Branch Chief